SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-15525

(CHECK ONE):	/ / Form 10-K	/x/ Form 11-K	/ / Form 20-F	/ / Form 10-Q	/ / Form N-SAR

	For Period Ended:		December 31, 2000
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Inapplicable
PART I — REGISTRANT INFORMATION
Edwards Lifesciences Corporation Edwards Lifesciences Corporation 401(k) Savings and Investment Plan
Full Name of Registrant
Former Name if Applicable
One Edwards Way
Address of Principal Executive Office (Street and Number)
Irvine, California 92614
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/x/ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/x/ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/x/ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    The registrant maintains the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan"). Additional time is required to fully reconcile the financial information necessary to provide full and complete disclosure required by the Annual Report on Form 11-K with respect to the Plan. State Street Bank and Trust Company ("State Street"), the Plan's trustee, expects to complete such reconciliation shortly. As a result, the Form 11-K with respect to the Plan could not be filed by the prescribed date, without unreasonable effort and expense.

    A copy of the letter from State Street discussing the delay is attached hereto as Exhibit A.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Robert Sellers (Name)	(949) (Area Code)	250-2746 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
/x/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ / Yes /x/ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Edwards Lifesciences Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed by the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan on its behalf by the undersigned thereunto duly authorized.

Date	June 29, 2001	By
/s/ BRUCE J. BENTCOVER
Bruce J. Bentcover
Corporate Vice President, Chief Financial
Officer and Member of the Administrative
and Investment Committee for the
Edwards Lifesciences Corporation
Employment Benefit Plans

Exhibit A

     June 29, 2001

The Members of the Administrative and Investment Committee for the
Edwards Lifesciences Corporation Employee Benefit Plans
Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614

Dear Committee Members:

This letter is to confirm that additional time is required to fully reconcile the financial information necessary to provide full and complete disclosure required by the Annual Report on Form 11-K with respect to the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan"). Although we anticipate fully reconciling such information shortly, we will not be able to complete such reconciliation prior to the filing deadline of June 29, 2001 for the Form 11-K. As a result, we recommend that you file for an extension of time with the Securities and Exchange Commission.

Very truly yours,

State Street Bank and Trust Company
/s/ Arthur L. Zonghetti
Vice President